

 **ICAP**

Memorandum



04035412

To:	Charles Gregson
	Michael Spencer
	Jim Pettigrew
	David Gelber
	Mike Sheard
	Helen Broomfield
cc:	Roger Campbell (for US filing) – 001 212 815 7433
	Adam Strachan - Merrill Lynch – 020 7019 5371
From:	Kathryn Dickinson
Date:	6 July 2004
Subject:	**Announcement to the Stock Exchange**
	Intercapital Private Group Limited

Please find attached a copy of a letter sent to the London Stock Exchange
Announcements Office today.

Kind regards

Kathryn Dickinson
Deputy Company Secretary

Encs.

7/12



6 July 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc
AVS No: 331914 & 098164

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO | 331914 |

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP PLC	**INTERCAPITAL PRIVATE GROUP LIMITED**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **AS PER 2**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **AS PER 2**

5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**	7. Number of shares/amount of stock disposed **50,000**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.009%**

9. Class of security **ORDINARY SHARES OF 10P EACH**	10. Date of transaction **05.07.04**	11. Date company informed **06.07.04**

12. Total holding following this notification **6,262,070**	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **1.06%**

14. Any additional information **SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED**	15. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification 6 July 2004

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8985/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority



To: The Directors
        ICAP plc
        (the "Company")

5th July 2004

Dear Sirs

Notification concerning interests In shares

1   We, Intercapital Private Group Limited ("IPGL") of Moorgate Hall, 155
            Moorgate, London EC2M 6XB, being a shareholder of the Company,
            hereby give notice to the Company, pursuant to the provisions of Section
            198(1) of the Companies Act 1985 (the "Act"), of the event referred to in
            paragraph 3 below.

2   This notice is given in fulfilment of, and for the express purpose of
            discharging the obligations imposed on us and Mr and Mrs Spencer (who
            are interested in 46.7 per cent. of the share capital of IPGL) by, the said
            Section and arising out of the transactions referred to in paragraph 3
            below.

3   On 5th July 2004 pursuant to agreements with a number of minority
            shareholders in our subsidiary company Intercapital Brokerage Services
            Limited ("IBS"), we disposed of 50,000 ordinary shares of 10 pence each
            in the capital of the Company.

4   Immediately following the disposal referred to in paragraph 3 above, we
            and Mr and Mrs Spencer (in respect of their holding in IPGL only) had a
            notifiable interest (within the meaning of Section 199(2) of the Act), in
            131,807,775 shares of 10 pence each in the capital of the Company,
            6,262,070 of which being registered in our name and the balance of
            125,545,705 being registered in the name of Incap Netherlands
            (Holdings) BV.

Yours faithfully

For and on behalf of
Intercapital Private Group Limited
Mr & Mrs M Spencer

INTERCAPITAL PRIVATE GROUP LIMITED
Moorgate Hall 155 Moorgate London EC2M 6XB General +44 20 7550 8707 Fax +44 20 7550 8540
Incorporated & Registered in England No. 2011009 Registered Office as above

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO | **098164**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of director **MR MICHAEL SPENCER**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **MR M SPENCER AND MRS SPENCER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **INTERCAPITAL PRIVATE GROUP LIMITED 6,312,070** **INCAP NETHERLANDS (HOLDINGS) BV 125,545,705** **MICHAEL SPENCER 875,000** **HELD IN TRUST FOR CHILDREN 50,000**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single to PEP and if discretionary/non discretionary **TRANSFER OF SHARES**

7. Number of shares/amount of stock acquired	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	9. Number of shares/amount of stock disposed **50,000**	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.009%**

11. Class of security **ORDINARY SHARES OF 10P EACH**	12. Price per share **(NOT YET DETERMINED)**	13. Date of transaction **05.07.04**	14. Date company informed **06.07.04**
15. Total holding following this notification **INTERCAPITAL PRIVATE GROUP LIMITED 6,262,070** **INCAP NETHERLANDS (HOLDINGS) BV 125,545,705** **MICHAEL SPENCER 875,000** **HELD IN TRUST FOR CHILDREN 50,000**		16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **INTERCAPITAL PRIVATE GROUP LIMITED 1.08%** **INCAP NETHERLANDS (HOLDINGS) BV 21.69%** **MICHAEL SPENCER 0.15%** **HELD IN TRUST FOR CHILDREN 0.009%**	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information **SEE ATTACHED APPENDIX**	24. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**

25. Name and signature of authorised company official responsible for making this notification

Date of notification 6 July 2004   *[signature]*   **KATHRYN DICKINSON**
DEPUTY COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authority

APPENDIX

Intercapital Private Group Limited ("IPGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IPGL's subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. The balance of the entitlement now amounts to 1,038,215 of ICAP representing 0.18% of the outstanding shares of the company.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

6 July 2004